

January 31, 2014

<u>Via E-mail</u>
James F. Park
Chief Executive Officer
GeoPark Limited
Nuestra Senora de los Angeles 179
Las Condes, Santiago, Chile

> **Re:** **GeoPark Limited**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed January 21, 2014**
> **Response dated January 29, 2014**
> **File No. 333-191068**

Dear Mr. Park:

We have reviewed your letter dated January 29, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Dilution, page 81</u>

1. We understand there was no goodwill or other intangible asset excluded from your calculation of net tangible book value of $263.8 million, as you had not recorded any amounts under either item, as of September 30, 2013. We further note you included some clarifying disclosure to this effect in your proposed changes. It appears, however, your net tangible book value may also exclude equity attributable to non-controlling interest, though this is not disclosed. Accordingly, with a view towards additional disclosure, please confirm to us whether equity attributable to non-controlling interest is also excluded from your net tangible book value formula, and tell us your rationale for such exclusion, if true.

2. In the penultimate paragraph, please expand your disclosure to describe the incremental impacts of underwriting discounts and commissions or additional offering expenses resulting

from each $1.00 increase (decrease) in the offering price per common share, similar to that provided in the last paragraph.

3.   In the last paragraph, please verify the mathematical accuracy of the pro forma increase in net tangible book value, assuming the underwriters exercise their option to purchase additional common shares in full, which you disclose to be $0.10 per common share. Please provide us with your underlying calculation.

Expenses of the Offering, page 263

4.   Total expenses of the offering, $4,210,662, does not appear to be mathematically correct. It appears such total should be $4,209,674. Please verify the accuracy of this total or revise your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald Delaney, Staff Accountant, at (202) 551-3863 or Ethan Horowitz, Branch Chief at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Maurice Blanco
        Pedro Aylwin
        Andres Ocampo